Exhibit 99.26

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Cybin Inc. (formerly Clarmin Explorations Inc.) (the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

ITEM 2	Date of Material Change

November 5, 2020

ITEM 3	News Release

A news release announcing the material change was disseminated by the Company on November 5, 2020 through BusinessWire.

ITEM 4	Summary of Material Change

On November 5, 2020 the Company announced that it had completed its previously announced reverse takeover of Cybin Corp. (“Cybin”) pursuant to the terms of an amalgamation agreement (the “Amalgamation Agreement”) dated June 26, 2020, as amended on October 21, 2020 among the Company, Cybin and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of the Company (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation whereby Cybin amalgamated with SubCo to form an amalgamated corporation and a wholly-owned subsidiary of the Company. The common shares of the Company (each, a “Common Share”) were de-listed from the TSX Venture Exchange on November 9, 2020 and began trading on the NEO Exchange (“NEO”) under the symbol “CYBN” on November 10, 2020.

Immediately prior to the Reverse Takeover taking effect, the Company consolidated its Common Shares on the basis of approximately 6.672 “old” Common Shares into one “new” Common Share (the “Consolidation”). The Company also filed articles of continuance on November 4, 2020 to (a) change its name to Cybin Inc. (the “Name Change”), and (b) continue the Company from British Columbia into the jurisdiction of the Business Corporations Act (Ontario) (the “Continuance”).

ITEM 5	Full Description of Material Change

On November 5, 2020, the Company announced that it had completed its previously announced Reverse Takeover of Cybin, pursuant to the terms of the Amalgamation Agreement. The Reverse Takeover consisted of the acquisition of all issued and outstanding common shares in the capital of Cybin by way of a “three-cornered” amalgamation, whereby SubCo amalgamated with Cybin to form an amalgamated corporation and a wholly-owned subsidiary of the Company.

Immediately prior to the Reverse Takeover taking effect, the Company completed the Consolidation on the basis of approximately 6.672 “old” Common Shares into one “new” Common Share. The Company also filed articles of continuance on November 4, 2020 to effect the Name Change and the Continuance.

On October 19, 2020, Cybin and the Company announced the closing of a private placement offering (the “Offering) of an aggregate of 60,000,000 subscription receipts of Cybin (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45 million. Upon satisfaction of certain escrow release conditions and immediately prior to the completion of the Reverse Takeover, each Subscription Receipt converted into one common share in the capital of Cybin. (each, a “Cybin Share”) without payment of any additional consideration or further action on the part of the holder thereof. At the effective time of the Reverse Takeover, each Cybin Share was exchanged for one Common Share (on a post-Consolidation basis) and the escrowed proceeds, net the remaining 50% of the fees due to the agents and certain expenses of the subscription receipt agent, were released to Cybin. The Company expects to use the net proceeds of the Offering to progress the Company’s psychedelic therapies and nutraceutical products, as well as for working capital and general corporate purposes.

Following the completion of the Reverse Takeover, the Company had 131,278,549 Common Shares issued and outstanding. The Common Shares commenced trading on the NEO under the symbol “CYBN” on November 10, 2020.

Directors, Officers and Auditors

As a result of the Reverse Takeover, the directors and officers of the Company are now:

Douglas Drysdale	-	Chief Executive Officer
Greg Cavers	-	Chief Financial Officer
Eric So	-	Director and President
Paul Glavine	-	Director and Chief Operating Officer
John Kanakis	-	SVP Business Development
Jukka Karjalainen	-	Chief Medical Officer
Jacqueline Poriadjian	-	Chief Marketing Officer
Eric Hoskins	-	Director
Mark Lawson	-	Director
Grant Froese	-	Director

The Company’s auditors are Zeifmans LLP.

Additional information related to the Company’s business and the Reverse Takeover is available in the listing statement posted under the profile of the Company on SEDAR at www.sedar.com.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 7	Omitted Information

N/A

ITEM 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at (908) 764-8385.

ITEM 9	Date of Report

November 11, 2020